Exhibit I

Transcript of CMB Conference Call

Held on 15-February 2023

14:00 CET – 14:46 CET

15/02/2023 - CMB’s view on Euronav’s strategy

00:00:06:12 - 00:00:38:08

Speaker 1 : Katrien Hennin

Good afternoon. Good morning. Good evening. No matter where you are, welcome to this session about CMB’s view on Euronav’s strategy. My name is Katrien. I’m head of Marketing and Communication at CMB and the moderator of this session. We will start with an introduction by our CEO, Alexander Saverys. After this introduction we will start the Q&A. For your information, we will record the session and make the recording available.

00:00:38:20 - 00:00:41:05

Speaker 1 : Katrien Hennin

I now give the floor to Alexander.

00:00:42:19 - 00:01:08:10

Speaker 2 : Alexander Saverys

Thank you very much, Katrien. And welcome everyone. I am joined today by my brother, who’s the CFO of CMB. What we wanted to do before we start the Q&A session is shortly recap what we have said in our press release about Euronav’s strategy and our view [of] the announced strategy. The first point we mentioned is the Supervisory board.

00:01:09:12 - 00:01:31:20

Speaker 2 : Alexander Saverys

We have asked at the General Assembly on the 23rd of March to replace the entire Supervisory board, and we have done this for the following reasons. The first one is, I think it’s clear to everyone that the Supervisory board has opposed our view and opposed our actions since more than ten months now, and we simply don’t feel represented by them.

00:01:32:06 - 00:02:02:23

Speaker 2 : Alexander Saverys

That is why we think it is logical that we propose an alternative board. There’s a second reason. We see that the Supervisory board continues to repeat their bigger is better doctrine, meaning that they want Euronav’s strategy to be centered around acquiring all the tanker companies, merge into other anker companies, or be taken over by tanker companies. And I think, again, it has been made pretty clear by us that we disagree with that strategy.

00:02:03:22 - 00:02:32:05

Speaker 2 : Alexander Saverys

There’s another reason that we would like to mention, is that we see that the current Supervisory board continues to try to hang on to the failed combination agreements, and we believe that is a waste of time, of money and of energy. And again, for all these reasons, we would like the set of new faces to represent the company after these very tumultuous times, to bring back serenity, to bring back calm, and to have a fresh view on the strategy of the company.

00:02:32:15 - 00:03:05:21

Speaker 2 : Alexander Saverys

Moving on to the strategy. This is also something we mentioned in our press release. We see Euronav and that’s, of course, our view to having a strategy around being a standalone company. We want the company to ride a tanker cycle, to pay dividends, to buyback shares potentially, and based on a very sound commercial strategy that at least in the short run, is what we would see as a strategy for uranium moving ahead after the 23rd of March with the newly elected Supervisory board.

00:03:06:10 - 00:03:34:21

Speaker 2 : Alexander Saverys

We would like to have a discussion about a possible new medium to long term strategy, which in our view should be centered around diversifying the fleet and decarbonizing. Diversifying into other shipping assets and investing meaningful amounts of money into the decarbonization of the shipping industry to create long term shareholder value. We have said something about CMB.TECH as well, and I think we should mention it today as well.

00:03:35:09 - 00:03:55:22

Speaker 2 : Alexander Saverys

The CMB.TECH file has been on the table in 2021, beginning [of] 2022. But ever since, the Supervisory Board has made very clear to us that they did not want to entertain any discussion around CMB.TECH. It has not been on the table. CMB.TECH has not been on the table for more than 12 months now and will not be on the table at the next General Assembly.

00:03:56:16 - 00:04:25:21

Speaker 2 : Alexander Saverys

This being said, we believe that if the Supervisory board would decide to steer the company in the medium to long run towards diversifying the fleet and decarbonizing CMB.TECH could be a good catalyst to execute that strategy, but by no means the only catalyst. It is one possible avenue, but not the only one. Before we open the floor for questions, we would like to answer questions around Frontline and the management board.

00:04:25:22 - 00:04:46:12

Speaker 2 : Alexander Saverys

We received a lot of questions about our relationship with Frontline, and on the current management board of the company. Starting with Frontline, we have had a lot of informal discussions over the past 6 to 8 months with FRONTLINE, with the Euronav Supervisory Board to find a solution to try to find common ground on a project for the company.

00:04:47:09 - 00:05:16:03

Speaker 2 : Alexander Saverys

Unfortunately, these discussions have led to nothing so far and we have decided after the 9th of January when the combination agreement was terminated, that we put any further discussion on hold until after the General Assembly until after the 23rd of March. It is our aim and our willingness to very quickly, after the General Assembly, sit down with the newly elected Supervisory board with frontline, and ourselves to talk about the future strategy of the group.

00:05:16:21 - 00:05:44:14

Speaker 2 : Alexander Saverys

You have asked questions about possible solutions like demerger, sale of assets, etc. All these elements are not on the table today. These are possible solutions, but as we have not discussed these and details, there’s not a lot we can say about that today. Moving to the management board, our view is that it is up to the Supervisory board to have a discussion with the management board after the 23rd of March to hear their views on the strategy of the group.

00:05:45:03 - 00:05:58:14

Speaker 2 : Alexander Saverys

And if the Supervisory board is of the opinion that changes should happen in the management board, that is their prerogative through the nomination committee. So this being said, I think we can open the floor for some of your questions.

00:06:00:07 - 00:06:27:15

Speaker 1 : Katrien Hennin

We will now start with the Q&A. If you would like to ask a question, just raise your hand and I will make it possible for you to turn on your microphone yourself. Please start by introducing yourself. Repeat your name and the name of the company you work for. To allow as many people as possible to contribute. We kindly invite you to ask only one question. If your question is not answered, you can always contact us by email.

00:06:27:23 - 00:07:00:11

Speaker 1 : Katrien Hennin

Let’s go to the first question. The first question is from a dial in number. So if your number ends with 9315, you can now ask your question.

00:07:02:08 - 00:07:03:18

Speaker 3 : Amit Mehrotra - Deutsche Bank

Hi there. Can you hear me?

00:07:05:01 - 00:07:06:10

Speaker 1 : Katrien Hennin

Yes, we can hear you.

00:07:06:17 - 00:07:37:19

Speaker 3 : Amit Mehrotra - Deutsche Bank

Hi. Yes, thank you. It’s Amit Mehrotra here from Deutsche Bank. I really appreciate you holding this conference call. Thank you very much. I guess maybe a two part question, if I may. First, I’d like to understand a little bit more details around the vision you have for a diversified and decarbonized Euronav. You know, the only real proposal on the table in a concrete way involves CMB.TECH.

00:07:38:02 - 00:08:05:10

Speaker 3 : Amit Mehrotra - Deutsche Bank

And while I understand maybe that was a no go and and you’re open to other future alternatives, what you’re really asking for is essentially control of the company via the Supervisory board with the minority shareholder stake and not a lot of detail with respect to what that diversification strategy could look like down the road. And in the near term, it seems like the strategy is completely aligned with the existing Supervisory management board.

00:08:05:11 - 00:08:28:15

Speaker 3 : Amit Mehrotra - Deutsche Bank

So I’d love for you to provide a little bit more meat on the bone around the future strategy. And then the follow up question to that, if I may, is, you know, I believe CMB was on the board when Euronav acquired Gener8 and obviously that was a bigger translates to better strategy and was a very value creative deal.

00:08:29:01 - 00:08:43:12

Speaker 3 : Amit Mehrotra - Deutsche Bank

So I’d love to know kind of why you went on board with that acquisition and now kind of saying, you know, bigger is not necessarily better in this time around. If you could just address those two points. Thank you very much.

00:08:43:21 - 00:09:11:05

Speaker 2 : Alexander Saverys

Thank you, Amit, and thanks for your questions. I’ll start with your last point. You know, Gener8 was back in 2017, 2018. Ever since that deal, the world has changed. We believe that, you know, we knew what the Gener8 deal has given us also in terms of synergies and integrating seeing all the so-called positive effects of that.

00:09:12:04 - 00:09:38:13

Speaker 2 : Alexander Saverys

It’s fair to say that it didn’t realize what we expected. And meanwhile, the energy transition in shipping has become a much more important topic. So we’ve changed our mind. And over the past five years, a lot of things have changed. Coming back to your questions on what it means concretely on the diversification and decarbonization, there’s not a lot we can tell you today because obviously this reflection needs to happen on the board level.

00:09:39:00 - 00:10:00:14

Speaker 2 : Alexander Saverys

And as long as we don’t have the willingness from the board to look into that, it can be many things. But everything I would tell you today would not be executed down the line any way. Talking to what the difference would be between the current Supervisory board, executing a strategy of running it as a good tanker company and a new Supervisory board coming in.

00:10:00:19 - 00:10:24:04

Speaker 2 : Alexander Saverys

I mean, the two big differences are the current Supervisory board wants to pursue mergers becoming bigger, to become better, whereas we respectfully disagree. And on the second point, they do not want to reflect on these two points that we just mentioned diversifying and decarbonizing. And that’s why we believe and that’s why CMB is presenting new directors.

00:10:25:22 - 00:10:57:20

Speaker 3 : Amit Mehrotra - Deutsche Bank

I don’t know if I can follow up or not, but the follow up question I have around this is, you know, we talk about energy transition and and you know, the end goal, which is decarbonization. But there is a long transition period between now and then. And you know, I’ve always thought, you know, I’ve always had a lot of respect for Euronav and how they’ve conducted their capital allocation, but they are also the largest shipper of a fossil fuel, which is crude oil.

00:10:58:01 - 00:11:24:14

Speaker 3 : Amit Mehrotra - Deutsche Bank

And so the question I have is, is that, you know, how does your strategy or the new Supervisory board’s potential strategy not ultimately result in a complete divestiture of the current business as you see today, given that’s really the only path towards decarbonization, if you could just address that, because there seems to be this disconnect between kind of the near-term strategy, the mid to long term.

00:11:24:22 - 00:11:26:22

Speaker 3 : Amit Mehrotra - Deutsche Bank

And I just want to understand that a little bit better.

00:11:29:09 - 00:11:48:09

Speaker 2 : Alexander Saverys

I will answer your question, because obviously I think a lot of other people have that question probably. What you’re hinting at is that we would basically sell out all the tankers overnight and reinvest everything into decarbonize solutions. That is not what we want to do. I mean, we want to gradually use the cash flows that come from the good markets in tankers.

00:11:48:09 - 00:12:12:06

Speaker 2 : Alexander Saverys

And we believe the next two or three years will be good. I think together with a lot of shareholders and then gradually start investing in the diversification of the fleet and decarbonization. You mentioned that there’s a long way to decarbonize the industry. I agree with you. That’s why we need to start today. The longer we wait, the less we will have solutions for the future of our industry and the longer it will take.

00:12:12:14 - 00:12:34:22

Speaker 2 : Alexander Saverys

For companies that are 100% dependent on crude oil transportation to create long term value for their shareholders. By the way, what we are advocating here, I would say, is not rocket science. A lot of our customers are doing it as well. All the oil majors are doing exactly that. They’re diversifying their portfolio and they’re trying to find ways to decarbonize.

00:12:35:05 - 00:12:39:03

Speaker 3 : Amit Mehrotra - Deutsche Bank

Thank you very much. Appreciate your taking my questions.

00:12:41:00 - 00:12:49:22

Speaker 1 : Katrien Hennin

We go to the next question. Question is from Richard Meade. Go ahead. Richard.

00:12:49:22 - 00:12:51:18

Speaker 4 : Richard Meade

Thank you for taking the question.

00:12:51:23 - 00:12:56:16

Speaker 4 : Richard Meade

It’s a really simple one. What happens if the vote doesn’t go your way on March 23rd?

00:12:56:22 - 00:12:59:08

Speaker 4 : Richard Meade

Do you have a plan? It’s obviously been a fairly umultuous period for everybody involved and there needs to be some stability.

00:13:03:17 - 00:13:38:08

Speaker 4 : Richard Meade

Serenity was your word. And if this doesn’t go your way, is there more turbulence ahead?

Speaker 2 : Alexander Saverys

There is definitely more talks ahead, Richard. Turbulence is something we want to avoid at all costs. The biggest turbulence has been caused, obviously, by the combination agreement that is now out of the way. We have a company now which is represented by [a] Supervisory board and we have our disagreements with them and which has two large shareholders holding 25% each with other 50% minority shareholders.

00:13:38:14 - 00:14:00:22

Speaker 2 : Alexander Saverys

I’m convinced now that the combination agreement is out of the way. The discussions also the 23rd of March will be calm and effective whatever happens on the votes. Let me state this. We really want to find a solution. We want to find a quick solution. So even if the vote doesn’t go in our direction, we will sit around the table with all the parties that are in place.

00:14:02:14 - 00:14:04:16

Speaker 4 : Richard Meade

Thank you.

00:14:07:14 - 00:14:13:03

Speaker 1 : Katrien Hennin

Any further questions? Please raise your hand.

00:14:15:13 - 00:14:22:11

Speaker 1 : Katrien Hennin

I can see a next question. From Thijs Berkelder. Thijs, go ahead.

00:14:26:16 - 00:14:29:20

Speaker 1 : Katrien Hennin

You can turn on your microphone.

00:14:30:18 - 00:14:34:04

Speaker 4 : Thijs Berkelder

Thank you. Yeah. Good afternoon. Can you hear me?

00:14:35:05 - 00:14:35:17

Speaker 2 : Alexander Saverys

Yes, we do.

00:14:36:05 - 00:15:08:00

Speaker 4 : Thijs Berkelder

Question one : why would Euronav in your leadership still invest in new tankers and not use all cash for reinvestment in other asset classes? And second question, are you’re proposing or saying that you are returning ASAP the cash to shareholders via dividends and share buybacks? Are you there sticking to the, let’s say, 80% rule as defined by Euronav earlier?

00:15:08:00 - 00:15:29:09

Speaker 4 : Thijs Berkelder

Or are you targeting much lower cash returns and or maybe much higher usage of free cash flow for, again, new asset classes? So implicitly, what let’s say your leadership will be the future CapEx mix between Tankers and other assets?

00:15:31:23 - 00:15:52:00

Speaker 2 : Alexander Saverys

I will answer the first one and Ludovic will answer the second one. So on the first question, until a new strategy has been defined for the company, it will continue to be run as a standalone tanker company and investing in new vessels is part of that. So that’s the short answer to your first question. On the dividends, maybe Ludovic can say something.

00:15:52:02 - 00:16:14:04

Speaker 5 : Ludovic Saverys

Yeah, sure. As we stated in our press release, we will continue the current dividend policy and obviously it’s going to be a for the new Supervisory board to reflect whether that’s still the appropriate dividend policy for the strategy we’re choosing. And that’s not just us to decide, you know, as a shareholder we will have our say, but it’s going to be the new Supervisory board’s.

00:16:14:15 - 00:16:47:09

Speaker 5 : Ludovic Saverys

Obviously, if on the medium term we’re starting diversifying, we will have to look for the money somewhere. Now, we also see obviously a potential in the balance sheet of Euronav. Euronav has a very strong balance sheet. Where I think the leverage today is probably somewhat suboptimal compared to the other peers we have in the sector. And so there’s definitely a lot of means to invest, diversify, while keeping the same dividend policy.

00:16:48:01 - 00:17:17:08

Speaker 4 : Thijs Berkelder

Yeah, great. Thank you for that. And then coming back on my first question, if it were up to you as its leadership, why would you still invest in rejuvenation of the tanker fleet in new tankers? By not investing, you only would increase the mismatch between demand [and] supply, so only you would make the cash flow from your existing tanker fleet.

00:17:17:08 - 00:17:26:20

Speaker 4 : Thijs Berkelder

So isn’t that in the end your purpose.

00:17:26:20 - 00:17:50:07

Speaker 2 : Alexander Saverys

In the end our purpose…. first of all, we are not in the leadership. We are a 25% shareholder. Ultimately, it’s the shareholders that will have to elect a Supervisory board and they will take the decisions. They will take the decisions first and foremost, what to do with the strategy of the company, continue as a standalone company and maybe diversify in the future, continue to order vessels or not, depending on the supply demand situation and what the view is on the strategy.

00:17:51:01 - 00:18:05:22

Speaker 2 : Alexander Saverys

So I think today, you know, there’s not a lot more we can say about it. Investing in vessels is a prerogative of the Supervisory board to decide. And if there’s a strategy to run this as a good tanker company, it might be part of the strategy.

00:18:07:04 - 00:18:08:20

Speaker 4 : Thijs Berkelder

Very good. Thank you.

00:18:09:23 - 00:18:12:01

Speaker 2 : Alexander Saverys

Thanks.

00:18:12:11 - 00:18:20:20

Speaker 1 : Katrien Hennin

The next question is from Luuk Van Beek. You can now turn on your microphone.

00:18:21:20 - 00:18:43:02

Speaker 5 : Luuk Van Beek

Yes, thank you. I was wondering if you could explain a bit your view on which part of the expertise of Euronav could be useful in other shipping markets and how you see that diversification? Because I do think it would make sense to buy individual vessels in different markets. Or do you think that they should buy an entire fleet at once to have a critical mass from the start?

00:18:43:02 - 00:18:53:15

Speaker 5 : Luuk Van Beek

So can you explain why you think Euronav is the right company to execute this diversification strategy using its current expertise and knowhow?

00:18:54:17 - 00:19:20:17

Speaker 2 : Alexander Saverys

Yes, Luuk, Euronav starts with its people on the technical side, operational side, finance side. All these divisions work very well to run a tanker company, and all that expertise can perfectly be used as well to run different other shipping sectors. The only thing we would need to add if, for instance, we would expand in drybulk shipping, is a commercial team.

00:19:21:08 - 00:19:44:21

Speaker 2 : Alexander Saverys

So we don’t think that is a real issue. On the contrary, we think that with the current base of people and the infrastructure that we have around Euronav, it’s a very good platform to add different shipping segments into it. Moving to whether we would do it piecemeal or big fleet deals, anything goes, I think it will all depend on the the economics of the deal.

00:19:45:10 - 00:20:12:07

Speaker 2 : Alexander Saverys

We don’t think you need to do this in huge steps. But if a great deal or a good major deal would be presented to the company, again, supposing the board agrees with their strategy, they should definitely go for it. So one by one or big fleet deals will depend on the value and the economics.

Speaker 5 : Ludovic Saverys

And let me maybe also add to what Alex is saying on the first question, Luuk, Euronav has the people obviously, has the knowledge.

00:20:12:12 - 00:20:38:01

Speaker 5 : Ludovic Saverys

They have a very strong ship management, which obviously is in-house right now, which can be used in different sectors, but also the fact that they have a dual listing, that they have a relatively large market market cap. If you can combine that with, I think a sound medium term strategy, you can attract a lot of long term investors, which we believe there’s a need for large shipping companies to have a long term view on how are we going to solve the challenges.

00:20:38:14 - 00:20:48:08

Speaker 2 : Ludovic Saverys

But that dual listing we definitely see as a benefit as well. If we want to implement a strategy of diversification and decarbonization.

00:20:48:08 - 00:21:09:04

Speaker 5 : Luuk Van Beek

And related to that in the old tanker market, do you think that size is a factor that determines the profitability and success of a company, or do you think that’s entirely irrelevant because Euronav has always been claiming that you have much better market information when you’re a bigger tanker company than a small player with only a couple of tankers.

00:21:09:04 - 00:21:10:10

Speaker 5 : Luuk Van Beek

Do you disagree with that view?

00:21:12:07 - 00:21:42:04

Speaker 2 : Alexander Saverys

Luuk, I agree with that view. If you manage it commercially on the large platform like tankers international, but I disagree with you in terms of just owning the assets. We are all price takers. Shipping is a commoditized market. You cannot force your pricing upon your customers. That doesn’t work. However, there is a lot of value in managing larger fleets commercially, operationally, in terms of positioning your fleets and making sure that you have as many vessels in front of your customers as possible to take opportunities.

00:21:42:04 - 00:21:55:08

Speaker 2 : Alexander Saverys

This is what we’ve basically said already in April. Euronav does not need to merge with Frontline to become more efficient. You can work together through platforms like Tankers International.

00:21:55:11 - 00:21:57:18

Speaker 5 : Luuk Van Beek

Thank you for now.

00:21:58:18 - 00:22:18:14

Speaker 1 : Katrien Hennin

The next question is from a dial in number. So if your number ends with 9051, you can now turn on your microphone.

00:22:19:10 - 00:22:21:10

Speaker 6 : Chris Wetherbee - Citi

Hi, it’s Chris Wetherbee from Citi. Can you guys hear me?

00:22:22:05 - 00:22:23:03

Speaker 2 : Alexander Saverys

Yes, perfect !

00:22:23:21 - 00:22:43:05

Speaker 6 : Chris Wetherbee - Citi

Okay, great. Thank you. Thanks for taking the question. You know, I guess I think something that investors are struggling with here is that there was a perception of value creation through the Frontline by Euronav merger. And obviously, when that deal, I think by evidence that when the deal ultimately fell apart, the stock, you know, reacted quite negatively.

00:22:44:05 - 00:23:04:14

Speaker 6 : Chris Wetherbee - Citi

You’re asking for seats on the board, you know, suggesting that the company should go back to riding the tanker cycle, which I think investors are kind of questioning whether that’s actually a strategy or just sort of managing a pool of assets. And I think you have been, I think, a little reluctant to provide detail around the decarbonization strategy.

00:23:04:14 - 00:23:26:00

Speaker 6 : Chris Wetherbee - Citi

But you’re asking for board members. And I guess what I think a lot of people are asking me is what is the strategy here? Why should investors vote for you to be on the board? It doesn’t seem like there’s a lot behind what you’re suggesting here. So, you know, maybe I’m missing something. Maybe you guys can provide a little bit more detail because I think that’d be really helpful for investors to understand your position.

00:23:26:13 - 00:23:56:17

Speaker 2 : Alexander Saverys

Well, I’ll start with something. Don’t vote for the CMB dependent directors if you’re in favor of merging with Frontline or other companies. I think that difference has been made clear. We are not in favor of mergers or huge vessel acquisitions in the tanker space, but do vote for us and for the CMB directors if you want to have more balance in the board, to talk about the strategy and again, it will be every shareholder to decide who he votes for or not.

00:23:57:11 - 00:24:21:02

Speaker 2 : Alexander Saverys

But clearly the CMB directors, the two dependent ones that we are suggesting will want to discuss in the board, not only the short term strategy of running it as a good tanker company, but on top of that discussing a future proof strategy and what investors are struggling with, I would say some investors are struggling with is of course our own much longer term view on value creation then the short term view of just putting two tanker companies together.

00:24:21:11 - 00:24:37:10

Speaker 2 : Alexander Saverys

And of course I respect that’s a difference in view, but I think we are entitled to have a differing opinion. And with us actually some other investors as well.

00:24:37:13 - 00:24:57:18

Speaker 6 : Chris Wetherbee - Citi

Understood. I think that’s helpful. I guess I think the market looks at the value creation between the two transactions and then the value ex the transactions. So I guess from your perspective, there’s, there’s just not something that you’re able to or willing to say at this point of how you’re going to create that value. I think that’s really the question is how do you guys create the incremental value?

00:24:58:17 - 00:25:22:02

Speaker 2 : Alexander Saverys

Well, give us a seat on the board. And of course, we hope that we will be represented and we will engage very soon to show how value can be created. But let me say something about the stock and how it has been trading. Clearly, in our view, the fact that the stock is trading badly compared to its peers today is because of the uncertainty around the company, which is, of course understandable.

00:25:22:02 - 00:25:43:10

Speaker 2 : Alexander Saverys

And this is also why, very quickly, we have sent out our question to bring [a] together General Assembly so that shareholders can vote on a new composition of the board to take away the uncertainty. And then it will, of course, be to the new board to restore confidence with a clear view on all the issues that we have been discussing in this call so far.

00:25:44:02 - 00:25:51:17

Speaker 6 : Chris Wetherbee - Citi

Okay. It’s fair to say that maybe you guys added a little bit to that uncertainty, to be honest with you. But but that’s what that makes sense. I appreciate the time. Thank you very much.

00:25:52:04 - 00:26:08:17

Speaker 2 : Alexander Saverys

Yeah, thanks a lot. I’ll just finish with that. I was not a signatory to the combination agreement. I think we have brought a lot of certainty about our opinion. The fact that the deal fell apart, that is, that’s something you should ask the Supervisory board of Euronav and Frontline. Of course.

00:26:09:20 - 00:26:24:17

Speaker 1 : Katrien Hennin

The next question is also via a dial in number if your number ends with 9315. Go ahead.

00:26:26:14 - 00:26:59:18

Speaker 3 : Amit Mehrotra - Deutsche Bank

Hey, it’s Amit Mehrotra from Deutsche Bank again. Thanks for allowing to follow up. I want to go back to the question earlier around dividends and leverage. You know, the the shipping industry is kind of littered with examples of overleveraged companies or companies that aren’t necessarily disciplined with predetermined capital allocation metrics. And ultimately that leads to indiscipline and sometimes, you know, impaired equity value.

00:27:00:04 - 00:27:31:10

Speaker 3 : Amit Mehrotra - Deutsche Bank

If I heard you correctly and correct me if I’m wrong, basically if a new Supervisory board is elected, there’s a chance that, you know, the surplus cash flows are reallocated to new investments, whatever they are. And you would also dip into the balance sheet to raise the leverage of the company. I mean, correct me if I’m wrong, but that seems like what you said and I mean, at the end of the day, you know, the last question I had already is this — if you’re, if you’re a board, you have a fiduciary to the shareholders of the company.

00:27:31:10 - 00:27:44:18

Speaker 3 : Amit Mehrotra - Deutsche Bank

And that recipe of levering up to buy assets is not necessarily been a great strategy historically for creating equity value. I don’t know how you would address that.

00:27:44:18 - 00:28:15:03

Speaker 5 : Ludovic Saverys

Yeah. Amit again when looking at investments, when looking at a capital allocation strategy, there’s multiple tools. What we just feel today is that the balance sheet of Euronav has a lot of potential and I think could be used probably a little bit more proactively. Obviously, we are more than aligned with all the shareholders owning 25% not to go too far, not to make risks, use the experience that we had in other companies to make sure that it is done in a prudent way.

00:28:16:02 - 00:28:37:21

Speaker 5 : Ludovic Saverys

I think this is where we’re heading. Referring to the question from Thijs. You’re going to have to redirect some capital allocation for dividends if you want to do investments. Yes, of course, we can’t, you know, turn the tap on and then create money. We’re going to have to get it from somewhere.

00:28:37:23 - 00:29:04:08

Speaker 3 : Amit Mehrotra - Deutsche Bank

Yeah, but if I could just respond to that because let me just say, if you reallocate dividends and raise leverage, the stock’s going down. Okay? So are you okay? I mean, the stock’s already lost half a billion dollars of value on the back of the breakup of Frontline. So the question I have for you is, are you basically saying that you want to take control of the Supervisory board.

00:29:04:11 - 00:29:18:12

Speaker 3 : Amit Mehrotra - Deutsche Bank

If shareholders work for you, they have to be willing to accept a near term impairment of the equity value because that’s what would happen and that’s what’s happened throughout time. If you look at changes in strategy like that from some of the capital allocation perspective.

00:29:19:13 - 00:29:31:07

Speaker 5: Ludovic Saverys

And I think, Amit, that just mentioned to bring the leverage more in line with the peers, if you look at some peers, you know, NAT, DHT, they have very low leverage, but some others like Frontline have somewhat higher leverage.

00:29:31:07 - 00:29:38:09

Speaker 3 : Amit Mehrotra - Deutsche Bank

Think that mean sort of like 50% LTV versus 30% today. Give us some parameters around that.

00:29:39:10 - 00:29:51:11

Speaker 5: Ludovic Saverys

I think there again, I’m going to have to refer to the new Supervisory board. We have our view, but is going to be the Supervisory board to reflect on the leverage and the use of balance sheet to the company strategy.

00:29:51:11 - 00:30:02:13

Speaker 3 : Amit Mehrotra - Deutsche Bank

What do you guys be the Supervisory board understand because you effectively want to take control of the company but you would be the Supervisory board. So why can’t you answer those questions?

00:30:03:02 - 00:30:26:06

Speaker 5: Ludovic Saverys

Well, I think there’s a lot of permutations on, you know, who’s going to be elected. There’s a five current, there’s two dependent from CMB, three independents proposed by CMB and two dependents proposed by Frontline. These are, I think, 12 people that could be jointly on the board. I mean, with a maximum of ten. We would be two dependents. So two out of any combination, we would never have the majority.

00:30:26:19 - 00:30:29:16

Speaker 3 : Amit Mehrotra - Deutsche Bank

Okay. Thank you very much.

00:30:30:17 - 00:30:45:12

Speaker 1 : Katrien Hennin

Next question is from Gavin Rabbolini. You can now turn on your microphone. I think you need to turn on your microphone.

00:30:45:21 - 00:31:04:06

Speaker 7: Gavin Rabbolini

Hi, thanks for taking my question. What I’m struggling with a bit is to understand your process around capital allocation. I think both the topics you referring to around diversification, decarbonization would add a lot of value if you do_counter-cyclical investment in an industry like this but it could also destroy a lot of value if you do pro-cyclical investment. And so how do you actually manage to risk overpaying for assets just for the sake of diversification? And you mentioned the drybulk space. Can you just maybe use that as an example to give me some color on your process on allocating capital?

00:31:34:13 - 00:31:54:18

Speaker 2 : Alexander Saverys

Yeah. So Gavin your question is the right one, that’s the billion dollar question for any shipping company is when to invest and when to divest. When we say that we think [it] is a sound strategy for Euronav to diversify. We’re not saying diversify at any cost and do it right now. Do it intelligently at the right point in the cycle.

00:31:55:23 - 00:32:20:13

Speaker 2 : Alexander Saverys

When we talk about decarbonization, that has actually nothing to do with the asset values of ships. It has to do with the future proof strategy of a company making sure that you build assets that your customers will want, not in one year from now, but in ten years from now. And this is where we need to add an angle of having either green fuels on board as a fuel or even green molecules being transported.

00:32:21:05 - 00:32:41:11

Speaker 2 : Alexander Saverys

Now, that doesn’t happen overnight. I think there’s a big misunderstanding and obviously we have not been able to communicate very openly over the last ten months. We are not a bunch of crazies that will sell the whole Euronav fleet today to reinvest in whatever one day later. Quite frankly, we’ve been in this for seven generations. We know how to ride cycles.

00:32:41:22 - 00:32:52:16

Speaker 2 : Alexander Saverys

We’re not always right. We’ve made our mistakes. But the fact that we’re still here is that we know how to run a shipping company.

00:32:52:16 - 00:33:11:04

Speaker 1 : Katrien Hennin

Next question is from Thijs Berkelder. Thijs you can turn on your microphone.

00:33:11:04 - 00:33:56:09

Speaker 4 : Thijs Berkelder

Yeah, sorry. I highly appreciated that [as] at least one of the big shareholders, it gives you a bit of flavor on the strategy direction going forward. At least a contemplated one. In your view, is it logical to expect before the AGM to also have a new Frontline/Famatown strategic proposal on the table following the termination of their combination agreement because at this moment indeed their current intentions are maybe even more vague than yours.

00:33:56:09 - 00:34:22:11

Speaker 2 : Alexander Saverys

Thank you, Thijs. Even more vague than us. But I would say : ask them. Ask them. We don’t know. As you can imagine, as I said in the introduction, we will wait until after the General Assembly to truly reengage with them. Until then, it’s what we read in the press. So we don’t know what their — what they will do.

00:34:23:13 - 00:34:42:22

Speaker 4 : Thijs Berkelder

But in your view, for the AGM, for the shareholders to do to have a fair at least a fair impression on what are we now really voting for, what is the choice and why is it any, your view, not logical to have their stance on the table?

00:34:44:16 - 00:35:06:00

Speaker 5 : Ludovic Saverys

Well, I think also maybe this, but by the fact of being a 25% shareholder and having a board that potentially will be also more a bit more shareholder aligned, you know, that is something that we’ve always advocated to the fact that they are proposing directors I think is in line with how a company should be represented on the board.

00:35:06:00 - 00:35:39:16

Speaker 4 : Thijs Berkelder

Yeah, yeah. No, I understand where you are coming from, but but the strange thing is that, that for shareholders had they now simply are being forced to vote for people and not really for a strategy. And it’s also what you were saying, depending on the outcome of the AGM, that then we’ll have to sit around the table with the board and then we’ll have to see what decisions can be made.

00:35:40:19 - 00:36:08:15

Speaker 4 : Thijs Berkelder

So to me that only sounds as more stagnation instead of getting to a solution. In that sense, we’ll have to see it. At least, yeah, I’m happy that that you’ve taken the time to to give this explanation. And that leads us to have somewhat more clarity on what your intentions are since.

00:36:10:03 - 00:36:15:19

Speaker 1 : Katrien Hennin

The next question is from Anders Karlsen. Go ahead, Anders.

00:36:19:07 - 00:36:24:00

Speaker 8: Anders Karlsen - Kepler Cheuvreux

Thank you, this is Anders Karlsen from Kepler Cheuvreux. A couple of questions, really.

00:36:24:16 - 00:36:26:20

Speaker 8: Anders Karlsen - Kepler Cheuvreux

One, you actually said that you know, a large market cap is is a good asset and that kind of contradicts, you know the big you know, that you contradicting a merger that would create the bigger entity. So your thoughts around how are you going to make the market cap larger by following your strategy.

00:36:46:10 - 00:36:51:08

Speaker 8: Anders Karlsen - Kepler Cheuvreux

And second : Can you give a little bit more color on what your representatives would see as a suitable, you know, diversification in strategy? What segments are you looking at? I mean, from your perspective, is this a natural segments to include in a future Euronav, if that’s what you’re looking at.

00:37:02:12 - 00:37:40:15

Speaker 2 : Alexander Saverys

Yeah. I’ll take your second question, Ludovic will answer the first one on the balance sheet. Any shipping segment that you know is mainstream in need of a future through strategy. So it’s containers, it’s dry bulk. As you know, we’re also invested in offshore wind, but is also the offshore oil and gas industry which is there, you know, all the way to LPG ammonia carriers.

00:37:41:09 - 00:38:10:03

Speaker 2 : Alexander Saverys

These are all the different segments that should be looked at and I understand your frustration that we cannot give you more concrete information about number of vessels, year of build and price. But that’s just because we are only a shareholder of 25%. We’re not in a driving seat. The minute some of our representatives would be put in the driving seat, we will be able to communicate much more openly because then of course, the debate will have been had and the choices will have been made.

00:38:10:03 - 00:38:29:15

Speaker 5: Ludovic Saverys

And on the first question, Anders, on the contradiction between, you know, using a large market cap and then obviously being bigger is better, I think there obviously they hint that bigger is better in a mono product with an industry which at some point, you know, is going to have a lot of challenges on the cargo they carry like crude oil. There, we think merging and becoming a bigger company on the same product, that is not the right way to do it. That’s why we advocate diversifying because a bigger market cap is obviously a good one. But then we see it as a tool to accelerate diversification. Larger fleets, you know, looking at, as Alex mentioned, different shipping segments and the ancillary investments should be done around investments, as we mentioned on the molecule transporting, it’s, you know, looking at ways produced. So we don’t believe it is a contradiction.

00:39:02:11 - 00:39:12:16

Speaker 8: Anders Karlsen - Kepler Cheuvreux

Okay. Thank you.

00:39:12:16 - 00:39:25:23

Speaker 1 : Katrien Hennin

Does anyone have a final question? I see a question from Luuk Van Beek.

00:39:25:23 - 00:39:46:20

Speaker 5 : Luuk Van Beek – Degroof Petercam

Yes, I have a question about CMB.TECH, which you mentioned is one of the avenues that you could use to diversify, to bring the company forward. Can you explain a bit more detail how you see that in front of you? Because it looks like quite a different company than Euronav and a total different specialization. So I would be interested in hearing the way that avenue would look like.

00:39:49:10 - 00:40:13:04

Speaker 2 : Alexander Saverys

CMB.TECH is actually very much like any other shipping company with one difference. It is using hydrogen as a fuel and ammonia as a fuel. We have today 46 vessels on order. We have some vessels on the water already. We have an engineering and H2 infrastructure department supporting everything. So this is not a small startup, it’s actually a proper shipping company.

00:40:14:09 - 00:40:33:13

Speaker 2 : Alexander Saverys

But again, as I said in the beginning and Luuk and sorry for repeating myself, the file is not on the table today. And as we sit in and we really mean this, it is only one possible solution to execute the strategy. There could be many others.

Speaker 5 : Luuk Van Beek – Degroof Petercam

Thank you.

00:40:33:13 - 00:41:08:06

Speaker 1 : Katrien

I see another question from Jev Senol. Let me check. Go ahead, Jev. You can now turn on your microphone. I think there’s something wrong? Maybe we can go to the next. Robbe ? You can now turn on your microphone.

00:41:10:13 - 00:41:11:02

Speaker 9: Robbe - Belga

Can you hear me?

00:41:12:23 - 00:41:35:02

Speaker 9: Robbe - Belga

Robbe, for a Belgian press agency, Belga. Thank you for taking your time. I can hear you say we’ve been in this industry for a long time, seven generation. How would you explain that these investors who can also, I think, look at the cycles on the long term, why is it so hard to convince them of your longer term strategy you think.

00:41:35:02 - 00:41:40:23

Speaker 9: Robbe - Belga

I would imagine these people can also look ahead,no?

00:41:42:04 - 00:42:08:16

Speaker 2 : Alexander Saverys

It’s a very good question, Robbe. Actually, we don’t need to convince investors and shareholders. The people we have tried to convince is the current Supervisory board. This is the first time we can talk to other shareholders about the strategy of the group. The biggest stumbling block in this whole process has been the Supervisory board. They didn’t want to listen and they didn’t want to follow us into talking about a new strategy.

00:42:10:05 - 00:42:15:07

Speaker 9: Robbe - Belga

Okay. Thank you very much.

00:42:15:07 - 00:42:42:21

Speaker 1 : Katrien Hennin

Let’s try it again with Jev Senol. Second time to try it. You can now turn on your microphone. Then a final question from Gavin Rabbolini. Gavin, go ahead.

00:42:42:21 - 00:42:44:11

Speaker 10 : Gavin Rabbolini - PSG

Thanks. My question is around the main rationale for that diversification strategy. So where do you see the main values that is that in exploiting the market opportunities in different segments with regards to buying low or is it actually implementing your decarbonization strategies within those other segments that you’ve acquired? And then secondly, can you give me an typical example of an ideal diversification opportunity?

00:43:17:10 - 00:43:41:21

Speaker 2 : Alexander Saverys

Yes. So it’s about diversifying risk Gavin so not being entirely dependent on the crude oil transportation, and it has a link of course, to decarbonization, because if you invest in different asset types, we all use kind of similar type engines, but you have a much broader platform to implement these technologies on.

00:43:42:06 - 00:44:00:11

Speaker 10 : Gavin Rabbolini - PSG

If you don’t mind, just for my understanding, give me an hypothetical example of what would make an ideal opportunity, what would be the moving parts and the characteristics maybe used by both but an example, what would you be looking for? What to frame an ideal diversification opportunity ?

00:44:00:11 - 00:44:23:21

Speaker 2 : Alexander Saverys

You could build up a fleet of 20 to 30 dry bulk vessels, a fleet of 10 to 20 container vessels, a fleet of 40 to 50 offshore oil and gas vessels that eventually could be turned into an offshore wind supply vessels. So these are the kind of elements that I believe would create a great opportunity.

00:44:25:03 - 00:44:27:03

Speaker 10 : Gavin Rabbolini - PSG

And asset process? How would that coming through that example?

00:44:32:04 - 00:44:51:19

Speaker 2 : Alexander Saverys

But again, I think there you again would have to ride the cycle and then play the cycle. We all try to buy low and so high. What you definitely want to try to avoid is, is to buy at the top. So the timing of these acquisitions will of course not depend only on the decarbonization agenda, but also on the price at which you can acquire the assets.

00:44:53:06 - 00:44:54:05

Speaker 10 : Gavin Rabbolini - PSG

Thanks. And just a last question. In the near term, 2 to 3 years are there any compelling opportunities that you’re seeing at the moment, in terms of diversification.

00:45:06:03 - 00:45:09:14

Speaker 2 : Alexander Saverys

Many!

00:45:09:14 - 00:45:13:04

Speaker 10 : Gavin Rabbolini - PSG

And what segments would that be?

00:45:13:04 - 00:45:37:22

Speaker 2 : Alexander Saverys

I don’t think it’s this call where we need to elaborate on that Gavin, but I think there’s many opportunities in the shipping world that could be looked at, whether we have to look at and execute right now today or in six months or in 12 months. But there’s always opportunities in shipping.

Speaker 10 : Gavin Rabbolini - PSG

Thanks.

00:45:37:22 - 00:45:45:08

Speaker 1 : Katrien Hennin

Thank you for all your questions. We will now listen to some closing words from Alexander.

00:45:45:08 - 00:46:06:08

Speaker 2 : Alexander Saverys

I don’t think I have a lot to add. I would like to thank all of you for your time. Thank you for your questions. If you would have any other question, you can always contact Katrien. And then we will see whether we can then get back to you and answer your questions. So for now, I would say thank you very much and see you all on the 23rd of March at the General Assembly.

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